Exhibit 4.1

DESCRIPTION OF NEWMARKET CORPORATION COMMON STOCK

The following summary of our common stock, which is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, is not complete and is subject to, and qualified in its entirety by reference to, our articles of incorporation and bylaws, which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part, and applicable provisions of the Virginia Stock Corporation Act. We encourage you to read our articles of incorporation and bylaws, as well as applicable provisions of the Virginia Stock Corporation Act, for additional information.

Authorized Shares
Our authorized capital stock consists of 80,000,000 shares of common stock, with no par value. All outstanding shares of our common stock are fully paid and non-assessable.
Listing
Our common stock is listed on the New York Stock Exchange under the symbol “NEU.”
Transfer Agent
Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.
Preferred Stock
Our authorized capital stock includes 10,000,000 shares of preferred stock, without par value. Subject to the foregoing, our board of directors may authorize the creation and issuance of one or more series of preferred stock without further shareholder approval. The rights of holders of our common stock will be subject to, and may be adversely affected by, those of the holders of any shares of preferred stock that we may authorize and issue in the future. Currently, we have no shares of preferred stock outstanding.
Dividends
Subject to any preferential rights of any outstanding series of preferred stock, holders of our common stock are entitled to dividends when, as and if declared by our board of directors out of assets or funds legally available for that purpose.
Voting Rights
Holders of our common stock are entitled to one vote per share on all matters on which shareholders are entitled to vote, including the election of directors. Holders of our common stock are not entitled to cumulative voting rights in the election of directors.
Liquidation Rights
Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets available for distribution after satisfaction of all of our debts and liabilities, subject to the preferential rights of any outstanding series of preferred stock.
Other Rights
Our common stock has no preemptive rights and is not convertible or redeemable or entitled to the benefits of any sinking fund.

Anti-Takeover Provisions
Virginia Law
Virginia law contains provisions governing “affiliated transactions.” In general, these provisions prohibit a Virginia corporation having more than 300 shareholders from engaging in material acquisition transactions with any holder of more than 10% of any class of its outstanding voting shares (an “interested shareholder”) for a period of three years following the date that such person became an interested shareholder unless:
•a majority (but not less than two) of the disinterested directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction, or
•before the date the person became an interested shareholder, a majority of the disinterested directors of the corporation approved the transaction that resulted in the shareholder becoming an interested shareholder.
Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested shareholder or any reclassification, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an interested shareholder by more than 5%.
A Virginia corporation may opt out of the affiliated transactions statute, and we have opted out.
Virginia law also contains provisions relating to “control share acquisitions,” which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:
•the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or
•the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

A Virginia corporation may opt out of the control share acquisition statute, and we have opted out.

Articles of Incorporation and Bylaw Provisions
Certain provisions in our articles of incorporation and bylaws may make more difficult or discourage a takeover of the Company.

Vacancies. Vacancies on our board of directors, including any vacancy created by an increase in the number of directors, may be filled only by our board of directors, unless the vacancy is to be filled at an annual meeting of shareholders.

Shareholder Meetings. Under our bylaws, only the chairman of the board, the vice chairman of the board who is most senior in service with the Company, the chief executive officer or a majority of the board may call a special meeting of shareholders.

Advance Notice of Nominations and Shareholder Business. Our bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of persons for election as directors, other than nominations made by or at the direction of the board.

Issuance of Preferred Stock. As previously noted, our board of directors has the authority to issue up to 10,000,000 shares of preferred stock, without par value, and the board can issue such shares without additional shareholder approval. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of us without any action by our shareholders.

Limitation of Liability and Indemnification of Officers and Directors
As permitted by Virginia law, our articles of incorporation provide that, to the full extent that Virginia law permits the limitation or elimination of the liability of directors and officers, no director or officer shall be liable to us or our shareholders for monetary damages. Under Virginia law, the liability of directors or officers may not be limited or eliminated where the liability results from willful misconduct or a knowing violation of the criminal law or of any Federal or state securities law.
Our articles of incorporation require us, to the full extent permitted by Virginia law, to indemnify any director or officer who was or is a party to a proceeding due to his or her status as a director or officer or who was or is serving at our request as a director, trustee, partner or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Under Virginia law, no director or officer may be indemnified for willful misconduct or a knowing violation of the criminal law.

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